FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR RELATIONS CONTACT:	MEDIA RELATIONS CONTACT:
Janine Zanelli	Molly Ford
Check Point Software Technologies	Check Point Software Technologies
650-628-2040	650-628-2022
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS
STRONG FIRST QUARTER FINANCIAL RESULTS

New Perimeter and Internal Security Solutions Fuel Growth

REDWOOD CITY, Calif. – April 20, 2004 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), the world leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2004. Revenues for the first quarter were $116.1 million, an increase of 11% compared to $104.8 million in the first quarter of 2003.

        The acquisition of Zone Labs was concluded on March 26, 2004 and its operating results were not included in the Statement of Operations. The impact of the acquisition is reflected in a one time in-process R&D charge and on the Balance Sheet.

        Net income and earnings per diluted share for the first quarter of 2004, including the in-process R&D charge of $23.1 million related to the acquisition of Zone Labs, were $41.9 million and $0.16 respectively.

        Net income and earnings per diluted share, excluding the impact of the in-process R&D charge, were $65.0 million and $0.25, an increase of 8% and 5%, respectively, compared to $60.1 million and $0.24 in the first quarter of 2003.

        The Consolidated Balance Sheet as of March 31, 2004 includes all assets and liabilities of Zone Labs, including goodwill and intangible assets recorded as a result of the acquisition. Intangible assets and stock based compensation in the aggregate amount of $42 million will be amortized over the next four years.

        Deferred revenues increased by a total of $18.5 million, $9.8 million of which was generated by the Check Point business during the quarter and $8.7 million is attributed to the consolidation of Zone Labs.

        Cash flow in the first quarter was strong. Excluding the impact of the Zone Labs acquisition, the company generated net cash flow of $75 million. Total cash and interest bearing investments as of March 31, 2004 was $1.58 billion.

        “The first quarter of 2004 proved to be a strong start to the year,” said Gil Shwed, chairman and CEO of Check Point. “We successfully executed our planned strategy of delivering perimeter and internal security solutions and delivered groundbreaking technology to protect networks from internal threats. This was evidenced by the success of our VPN-1 Edge and Check Point Express products introduced last year and our new InterSpect solution released in January.”

Recent News Highlights Include:

•	Unveiled Revolutionary Internal Security Solution – the industry’s first complete internal security solution, Check Point InterSpect™, provides the deepest and most intelligent security available for safeguarding corporate networks from damaging cyber attacks that are introduced from inside the network. The introduction of InterSpect was followed by strong demand from our channel and customers.

•	Poised to Deliver True End-to-End Security – with the completion of the Zone Labs acquisition. Combining the two companies’ market leadership, channel reach and broad security products portfolio, Check Point and Zone Labs form the basis for a powerful offering of best-of-breed solutions for a broad range of customers, from consumers to large enterprises.

•	Effectively Penetrated the Medium Business Channel – realized momentum in Medium Business market segments with Check Point Express™, our security product specifically tailored to protect mid-size businesses.

•	Success in Large Scale VPN Deployments – VPN-1 Edge™, designed to protect branch and remote offices of enterprises, continued to do well in the first quarter, as customers rolled out large scale VPN deployments with Check Point products.

•	Channel Recognition – Check Point’s channel partner program received a 5-Star ranking, the highest level of recognition from VARBusiness magazine, for its depth and breadth of the channel partner program offerings it provides to the value-added resellers.

        Mr. Shwed continued: “Over the next several months, we will continue to deliver innovative technologies and execute on our perimeter, internal and Web security strategy. More specifically, we will introduce a new line of Web security products that will offer unique, unified solutions for addressing today’s Web access and Web security challenges.”

Conference Call Information

The Company will host a conference call with the investment community on April 20, 2004 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s Web site at http://www.checkpoint.com/ir. A replay of the conference call will be available through May 3, 2004, at the Company’s website or by telephone at (973) 341-3080, confirmation code 4652892.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s ability to integrate Zone lab’s operations effectively, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software Technologies
Check Point Software Technologies is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of over 2,300 Check Point partners in 92 countries. For more information, please call us at (800) 429-4391 or (650) 628-2000, or visit us on the Web at http://www.checkpoint.com or at http://www.opsec.com.

©2004 Check Point Software Technologies Ltd.
All rights reserved., Check Point, Application Intelligence, Check Point Express, the Check Point logo, ClusterXL, ConnectControl, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FireWall-1 XL, FloodGate-1, INSPECT, INSPECT XL, InterSpect, IQ Engine, Open Security Extension, OPSEC, Provider-1, Safe@Office, SecureKnowledge, SecurePlatform, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, , and VPN-1 VSX are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)

Revenues:
Licenses	$63,009	$58,254
Software subscriptions	44,013	36,895

Total product revenues	107,022	95,149
Services	9,040	9,698

Total Revenues	116,062	104,847

Operating expenses:
Cost of revenues	4,934	5,113
Research and development	8,662	6,858
Selling and marketing	28,598	26,688
General and administrative	4,850	4,344
Acquisition related in-process R&D	23,098	-

Total operating expenses	70,142	43,003

Operating income	45,920	61,844
Financial income, net	10,769	11,343

Income before taxes on income	56,689	73,187
Taxes on income	14,761	13,108

Net income	$41,928	$60,079

Earnings per share (basic)	$0.17	$0.24

Number of shares used in computing earnings
per share (basic)	250,189	246,255

Earnings per share (fully diluted)	$0.16	$0.24

Number of shares used in computing earnings
per share (fully diluted)	259,829	253,195

Net income excluding in-process R&D	$65,026	$60,079

Earnings per share (fully diluted) excluding
in-process R&D	$0.25	$0.24

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	March 31, 2004	December 31, 2003
	(unaudited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$352,057	$327,188
Marketable securities and deposits	691,092	809,158
Trade receivables, net	80,645	72,754
Other receivables and prepaid expenses	22,922	19,667

Total current assets	1,146,716	1,228,767

Long-term assets:
Long-term investments	540,038	467,264
Property and equipment, net	9,687	7,394
Intangible assets	30,089	-
Goodwill	168,513	-
Deferred income taxes	21,566	5,519

Total long-term assets	769,893	480,177

Total assets	$1,916,609	$1,708,944

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Current liabilities:
Deferred revenues	$124,371	$105,889
Trade payables and other accrued liabilities	141,403	139,345

Total current liabilities	265,774	245,234

Accrued severance pay, net	2,536	2,165
Deferred tax liability	9,028	-

Total liabilities	277,338	247,399

Shareholders' Equity:
Share capital	751	747
Additional paid-in capital	348,955	193,662
Deferred stock based compensation	(19,499)	-
Retained earnings	1,309,064	1,267,136

Total shareholders' equity	1,639,271	1,461,545

Total liabilities and shareholders' equity	$1,916,609	$1,708,944

Total cash and cash equivalents, deposits and
marketable securities	1,581,946	1,602,724

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$41,928	$60,079
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,257	1,597
Decrease (increase) in trade and other receivable, net	(8,023)	12,766
Increase (decrease) in trade payables and other accrued
liabilities	4,259	(3,849)
Other adjustments	2,155	6,358
Acquisition related in-process R&D	23,098	-

Net cash provided by operating activities	64,674	76,951

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net	(95,343)	-
Investment in property and equipment	(1,361)	(637)

Net cash used in investing activities	(96,704)	(637)

Net cash provided by issuance of shares upon exercise of
options	11,252	3,166

Increase (decrease) in cash and cash equivalents, deposits
and marketable securities	(20,778)	79,480

Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,602,724	1,314,752

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,581,946	1,394,232

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

April 20, 2004